

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 7, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the, 7.000% Series K Cumulative Preferred Stock, par value $0.01 per share of Priority Income Fund, Inc. under the Exchange Act of 1934.

Sincerely,

[signature]